Exhibit 4.5
Amendment Two to the Hewlett Packard Enterprise 401(k) Plan

The Hewlett Packard Enterprise 401(k) Plan, as most recently amended and restated effective as of January 1, 2019 and amended one time thereafter (the “Plan”), is hereby amended, effective as of January 1 2022, or such other date as stated herein, as follows:

1.Section 11(b) of the Plan shall be amended in its entirety to read as follows:
“(b)    Vesting in Matching Contributions. A Participant will be 100% vested in his or her Matching Contribution Account upon the earliest to occur of his or her (i) being credited with three years of Vesting Service for any Participant whose last Period of Service concluded prior to January 1, 2022; (ii) being credited with one year of Vesting Service for any Participant with a Period of Service either including January 1, 2022 or beginning after January 1, 2022; (iii) attainment of age 65; (iv) death before termination of employment; and (v) becoming eligible for disability benefits under the Company’s long-term disability benefits program. In addition, a Participant shall be 100% vested in his or her Matching Contribution Account if he or she terminates employment from the Affiliated Group in connection with a sale or other disposition by the Company of the business unit in which the Participant had been employed that results in the Participant being employed with the successor to that business unit immediately following the sale or other disposition.”

2.Section 15(h) of the Plan shall be amended in its entirety to read as follows:
“(h)    Governing Law; Venue; Forum. This Plan shall be construed, administered and governed in all respects in accordance with ERISA, the Code and other pertinent Federal laws and, to the extent not preempted by ERISA, in accordance with the laws of the State of Texas (irrespective of the choice of law principles of the State of Texas as to all matters). Any claim or action by, or on behalf of, a Participant or Beneficiary relating to or arising under the Plan shall only be brought in the US District Court for the Southern District of Texas, and this court shall have personal jurisdiction over any Participant or Beneficiary named in the action.”

3.The following new section is added to the end of Appendix C:

“SECTION 9.    OTHER ACQUISITIONS.
(a)    Service Credit. Each Participant who was an active Employee of an acquired company listed below (including any Affiliate or Subsidiary of such acquired company) as of the corresponding Company acquisition date listed below will be credited under the Plan with Vesting Service for each Period of Service while employed with that acquired company. For this purpose, ‘Period of Service’ shall be as defined in Section 11(c), except that such Participant shall be credited with Vesting Service as if the acquired company had been a part of the Affiliated Group since its inception.

Acquired Company	Company Acquisition Date
Cray Inc.	September 25, 2019
Silver Peak Systems, Inc.	September 21, 2020
CloudPhysics, Inc.	February 23, 2021
Determined.AI, Inc.	June 21, 2021
Ampool, Inc.	July 2, 2021
Zerto Ltd.	September 1, 2021
”

4.Except as otherwise provided in this Amendment Two, all other terms and conditions of the Plan shall continue in full force and effect.

IN WITNESS WHEREOF, Hewlett Packard Enterprise Company, by its duly authorized representative, has caused this Amendment Two to be executed as of the date set forth below.

Hewlett Packard Enterprise Company

By    /s/ Samanntha DuBridge
Samanntha DuBridge
Vice President, Benefits, Culture, M&A and Mobility
Date: 12/21/2021

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